AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 MAR 25 AM 7:21

Registered

File number 82-4482
Rule 12g3-2(b)

03007670

17 February 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

Avgold Limited: Sale of ETC Division

I enclose a copy of the announcement, which appeared in the press today.

Yours faithfully
For Avgold Limited

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Ms F Amod
For Company Secretary

dlw 3/27

Letters 2003/Securities Exchange Commission-Sale of Etc announcement-Feb

File 82- 4482
Rule 12(g)3-2(b)

Avgold Limited
Registration number 1990/007025/06
(Incorporated in the Republic of South Africa)
(Share code: AVG)
(ISIN code: ZAE000012175)
(''Avgold'')

Sale of ETC Division

Following the previous cautionary announcement on 14 January 2003 regarding the possible sale of Avgold's ETC assets, the company is pleased to announce that a Sale of Business Agreement has been signed with Metorex Limited (''Metorex'') whereby a subsidiary of Metorex will acquire Avgold's ETC assets for R300m. The proceeds will be paid to Avgold in cash after the completion of certain conditions precedent, including Competition Commission approval.

Metorex has included a significant Black Economic Empowerment component in the ownership of ETC.

Shareholders are advised that they no longer need to act with caution when trading in Avgold securities.

Johannesburg
17 February 2003

Issued by:
Sponsor to Avgold
Deutsche Securities (SA) (Proprietary) Limited